Exhibit 99.1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website:
www.sibanyestillwater.com
MARKET RELEASE
Unaudited results for the six months ended 30 June 2020 – Short form announcement
Johannesburg, 27 August 2020: Sibanye-Stillwater (Sibanye-Stillwater or the Group) (Tickers JSE: SSW and NYSE:
SBSW) is pleased to report operating and financial results for the six months ended 30 June 2020.
SALIENT FEATURES FOR THE SIX MONTHS ENDED 30 JUNE 2020
·   Record headline earnings of SA 350 cps (US 21 cps)
·   Record normalised earnings   of R8.8 billion (US$531 million) and free cash flow of R10.9 billion (US$655 million)
6
·   Interim dividend of R1.3 billion (US$79 million) declared - SA 50 cps or US 11.8 cents per ADR (at US$/R16.97)
·   0.55x net debt: adjusted EBITDA - deleveraged back to levels pre the PGM acquisition strategy
·   In excess of R1.6 billion invested into COVID-19 social relief efforts
KEY OPERATING RESULTS
US dollar
SA rand
Six months ended
Six months ended
Jun 2019 Dec 2019 Jun 2020
KEY STATISTICS
Jun 2020 Dec 2019 Jun 2019
UNITED STATES (US) OPERATIONS
PGM operations
1,2
284,773
309,202
297,740 oz
2E PGM production
2
kg
9,261
9,617
8,857
421,450
431,681
397,472 oz
PGM recycling
1
kg
12,363
13,427
13,109
1,285
1,508
1,837 US$/2Eoz
Average basket price
R/2Eoz
30,621
22,150
18,247
208.3
295.9
360.0 US$m
Adjusted EBITDA
3
Rm
6,002.0
4,332.5
2,958.4
26
28
26%
Adjusted EBITDA margin
3
%
26
28
26
772
795
866 US$/2Eoz
All-in sustaining cost
4
R/2Eoz
14,429
11,678
10,965
SOUTHERN AFRICA (SA) OPERATIONS
PGM operations
2,5
627,991
980,343
657,828 oz
4E PGM production
2
kg
20,461
30,492
19,533
1,224
1,475
2,002 US$/4Eoz
Average basket price
R/4Eoz
33,375
21,671
17,377
143.8
464.5
542.8 US$m
Adjusted EBITDA
3
Rm
9,050.1
6,753.2
2,043.0
33
32
42%
Adjusted EBITDA margin
3
%
42
32
33
932
1,074
1,156 US$/4Eoz
All-in sustaining cost
4
R/4Eoz
19,277
15,779
13,228
Gold operations
344,752
587,908
403,621 oz
Gold produced
kg
12,554
18,286
10,723
1,308
1,432
1,613 US$/oz
Average gold price
R/kg
864,679
676,350
597,360
(207.0)
140.0
100.9 US$m
Adjusted EBITDA
3
Rm
1,682.9
1,967.7
(2,937.1)
(49)
16
16%
Adjusted EBITDA margin
3
%
16
16
(49)
1,904
1,347
1,493 US$/oz
All-in sustaining cost
4
R/kg
800,048
636,405
869,141
GROUP
(18.1)
22.6
563.1 US$m
Basic earnings
Rm
9,385.0
316.8
(254.7)
(89.0)
19.3
561.5 US$m
Headline earnings
Rm
9,360.4
254.9
(1,263.1)
141.9
892.4
990.4 US$m
Adjusted EBITDA
3
Rm
16,514.0
12,937.5
2,018.5
14.20
14.69
16.67 R/US$
Average exchange rate using daily closing rate
The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated to SA rand. In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the 2E PGM production, average basket price and All-in sustaining cost statistics shown. PGM recycling represents palladium, platinum, and rhodium ounces fed to the furnace
Platinum Group Metals (PGM) production in the SA operations is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au), and in the US operations is principally platinum and palladium, referred to as 2E (2PGM)
The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. For a reconciliation of profit/loss before royalties and tax to adjusted EBITDA, see note 8.1 of the condensed consolidated interim financial statements. Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue
See “salient features and cost benchmarks - six months” in the H1 2020 results book for the definition of All-in sustaining cost
1
2
3
4
5
The SA PGM operations’ results for the six months ended 30 June 2019 included the Marikana operations for the one month since acquisition
6
Normalised earnings, as defined below under the dividend declaration section, is a pro forma performance measure and is not a measure of performance under IFRS

The Group delivered solid operating results for the six months ended 30 June 2020 (H1 2020), with production from all the operating segments increasing year-on-year despite the challenges and disruptions posed by the global
COVID-19 pandemic. Along with significantly higher precious metal prices received for the period, the operational results underpinned a robust financial performance from the Group with record six-month adjusted EBITDA of
R16,514 million (US$990 million) for H1 2020, 718% higher than for the comparable period in 2019, attributable profit of R9,385 million (US$563 million) compared with a R255 million (US$18 million) loss for H1 2019. Normalised earnings of R8,845 million (US$531 million) and free cash flow of R10,921 million (US$655 million), facilitated continued delivery on our strategic imperatives, specifically, ongoing reduction of debt and balance sheet leverage to 0.55x net debt:
adjusted EBITDA, well below our 1x internal target, and the resumption of cash dividends, with a R1,338 million interim dividend (US$79 million at US$/R16.97) declared based on the current shares in issue.

The efforts to contain the impact of the COVID-19 pandemic extended beyond our operations. The economic and social devastation required an intensified focus on the social element of our environmental, social and governance
(ESG) strategic pillar in order to provide critical support to our employees and communities. The continued
improvement in the Group safety performance and the substantial financial and social assistance provided to employees and their communities has complemented the operating and financial performance delivered during the period. We committed over R1.5 billion in financial support to employees not at work during the period and over R100 million committed to community and government support.

The continued improvement in Group safety performance for H1 2020 is noteworthy and achieved in exceptional circumstances, with adjustment to protocols and distractions caused by COVID-19 resulting in reduced levels of production in South Africa for a substantial portion of the second quarter. Safe production milestones included the
Group recording its first fatality free quarter (Q2 2020) since Q4 2018, with the SA gold operations achieving a remarkable deep level hard rock safe production milestone of 12.4 million fatality free shifts by the end of H1 2020.

The US PGM operations reported 2E PGM production of 297,740 2Eoz which was 5% higher than for H1 2019, with recycled production of 397,472 3Eoz 6% lower, primarily due to a global slowdown of auto catalyst collections and deliveries and logistical constraints caused by the global imposition of COVID-19 restrictions. Although the US
Region was able to continue operating during the COVID-19 pandemic, the pandemic has resulted in further cost inflation. Since March 2020, the Region has incurred approximately US$3 million in COVID-19 related expenditure.

COVID-19 measures taken to reduce the number of people on site in response to COVID-19, included suspending specific growth capital activities, largely associated with the Blitz project. Given the delays caused by COVID-19 along with improved geological and geotechnical knowledge gained as a result of new development and drilling, a review of the ramp up schedule is being conducted. Early indications are that the Blitz project will be delayed by up to 18 months. Further detail will be provided once the study has been concluded. The Fill the Mill project (FTM) is advancing according to schedule and within budget, with an annualised steady state production run rate of 40,000
2Eoz expected from October 2020. This project is expected to yield an NPV of over US$400m and an IRR of 124% at spot 2E PGM basket price.

4E PGM production from the SA PGM operations increased by 5% year-on-year to 657,828 4Eoz, with the inclusion of the Marikana operations for the full six-month period offsetting lost production due to COVID-19 disruptions. AISC of R19,277/4Eoz (US$1,156/4Eoz) were 46% higher year-on-year, predominantly due to significantly lower production in Q2 2020 resulting from COVID-19 related disruptions and the inclusion of relatively higher cost Marikana production (due to entirely conventional production, which is higher cost relative to the significant amount of lower cost mechanised production at Rustenburg and Kroondal and the cost of the Marikana smelting and refining operations) which comprised 42% of production for the period compared with 13% for H1 2019.

The integration of Marikana has continued to progress positively, with the Marikana operation contributing R3,943 million
(US$237 million) or 44% of total adjusted EBITDA from the SA PGM operations for H1 2020. Identified annual synergies from Marikana have more than doubled from initial estimates of approximately R730 million per annum, to an estimated annual run rate of up to R1.85 billion in annual synergies by the end of 2020.

Production from the SA gold operations of 12,554kg (403,621oz) for H1 2020 was 17% higher than for the comparable period in 2019, with AISC decreasing by 8% to R800,048/kg (US$1,493/oz) compared to the same period in 2019, which was impacted by the AMCU strike across the managed SA Gold operations (excluding DRDGOLD).

Gold production from the managed gold operations (excluding DRDGOLD), increased by 24% to 10,167kg
(326,877oz) compared to the same period in 2019 despite the disruptions caused by the national COVID-19 lockdown, largely reflecting the operational recovery post the AMCU strike in H1 2019. The COVID-19 disruptions affected most of the April 2020 milling period with a steady build-up from May into June. By the end of June almost
70% of the crews had returned to work and were operating at slightly above planned efficiency levels. Despite significantly lower production due to the COVID-19 disruptions in Q2 2020, AISC from the managed SA gold operations decreased by 14% to R846,741/kg (US$1,580/oz) compared to the same period in 2019. However, due to the COVID-19 disruptions, actual AISC remains well above our AISC forecast that would be expected under normalised production conditions.
KEY FINANCIAL RESULTS
US dollar
SA rand
Six months ended
Six months ended
Jun 2019
Dec 2019
Jun 2020
KEY STATISTICS
Jun 2020
Dec 2019 Jun 2019
GROUP
1,657
3,386
3,301
Revenue
55,019
49,391
23,535
(1)
1
21
Basic earnings per share
(cents)
351
12
(11)
(4)
1
21
Headline earnings per share
(cents)
350
10
(54)
DIVIDEND DECLARATION
The Sibanye-Stillwater board of directors has declared and approved a cash dividend of 50 SA cents per ordinary share (US 2.9466 cents* per share or US 11.7864 cents* per ADR) or R1,338 million (US$79 million*) in respect of the six months ended 30 June 2020 (“Interim dividend”) (2019:nil). The Board applied the solvency and liquidity test and reasonably concluded that the company will satisfy that test immediately after completing the proposed distribution.

Sibanye-Stillwater’s dividend policy is to return between 25% and 35% of normalised earnings to shareholders.
Normalised earnings   is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gain on disposal of property, plant and equipment, occupational healthcare expense, restructuring costs, transactions costs, share-based payment on BEE transaction (Rustenburg), gain on acquisition, other business development costs, share of results of equity-
accounted investees, all after tax and the impact of non-controlling interest, and changes in estimated deferred tax rate. The Interim dividend declared equates to 15% of normalised earnings for H1 2020, which is below the 25%-
35% pay-out range of our policy but given enduring uncertainty around the ongoing impact of COVID-19, the Board has deemed this declaration as prudent under the current circumstances. The Board will review the dividend at the end of the year.
The Interim dividend will be subject to the Dividends Withholding Tax. In accordance with paragraphs 11.17 (a) (i)
and 11.17 (c) of the JSE Listings Requirements the following additional information is disclosed:
6

• The dividend has been declared out of income reserves
• The local Dividends Withholding Tax rate is 20% (twenty per centum)
• The gross local dividend amount is 50 SA cents per ordinary share for shareholders exempt from the Dividends Tax
• The net local dividend amount is 40.00000 SA cents (80% of 50 SA cents) per ordinary share for shareholders liable to pay the Dividends Withholding Tax
• Sibanye-Stillwater currently has 2,676,001,886 ordinary shares in issue
• Sibanye-Stillwater’s income tax reference number is 9723 182 169

Shareholders are advised of the following dates in respect of the Interim Dividend:
Interim dividend:
50 SA cents per share
Last date to trade cum dividend: Tuesday, 15 September 2020
Shares commence trading ex-dividend: Wednesday, 16 September 2020
Record date: Friday, 18 September 2020
Payment of dividend: Monday, 21 September 2020

Please note that share certificates may not be dematerialised or rematerialised between Wednesday,
16 September 2020 and Friday, 18 September 2020 both dates inclusive.

To holders of American Depositary Receipts (ADRs):
•  Each ADR represents 4 ordinary shares;
•  ADRs trade ex-dividend on the New York Stock Exchange (NYSE): Thursday, 17 September 2020;
•  Record date: Friday, 18 September 2020;
•  Approximate date of currency conversion: Monday, 21 September 2020; and
•  Approximate payment date of dividend: Tuesday, 29 September 2020

Assuming an exchange rate of R16.9689/US$1*, the dividend payable on an ADR is equivalent to
11.7864 United States cents for Shareholders liable to pay dividend withholding tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

* Based on an exchange rate of R16.9689/US$ at 24 August 2020 from IRESS. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion

This short-form announcement is the responsibility of the board of directors of the Company (Board).
The information disclosed is only a summary and does not contain full or complete details. Any investment decisions by investors and/or shareholders should be based on a consideration of the full announcement as a whole and shareholders are encouraged to review the full announcement (results booklet), which is available for viewing on the Company’s website at
https://www.sibanyestillwater.com/news-investors/reports/quarterly/h12020-booklet and via the JSE link.
The full results announcement is available for inspection at the Company’s registered office and the office of our sponsors during normal business hours and is available at no charge. Alternatively, copies of the full announcement may be requested from the Company’s Investor relations department.

The financial results as contained in the condensed consolidated interim financial statements for the six months ended 30 June 2020 have not been reviewed by the Company’s auditor.

The JSE link is as follows:
https://senspdf.jse.co.za/documents/2020/jse/isse/sswe/interim.pdf
Contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27(0)83 453 4014
Website: www.sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS
The information in this document may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the
“Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document.

All statements other than statements of historical facts included in this document may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”,
“expect”, “plan”, “anticipate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation,
Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments (including high yield bonds and convertible bonds); changes in assumptions underlying Sibanye-
Stillwater’s estimation of its current mineral reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold and PGMs; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the occurrence of labour disruptions and industrial actions; the availability, terms and deployment of capital or credit;
changes in the imposition of regulatory costs and relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health or safety issues; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans (HDSAs) in its management positions; failure of Sibanye-Stillwater’s information technology and communications systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South
African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19). Further details of potential risks and uncertainties affecting Sibanye-
Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States
Securities and Exchange Commission, including the Integrated Annual Report 2019 and the Annual Report on Form
20-F for the fiscal year ended 31 December 2019.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Company’s external auditors.